

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 3, 2007

Mr. E.F.H. Roberts
Chief Financial Officer
Petro-Canada
150 – 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3E3

> **Re: Petro-Canada**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **Response Letter Dated June 14, 2007**
> **File No. 001-13922**

Dear Mr. Roberts:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

General

1. Please submit your June 14, 2006 response letter, and all further correspondence during this review, on EDGAR at your earliest convenience.

Description of Business, page 8

Reserves, page 41

2.   We note that you have not complied with prior comment 1, in which we had
        asked you to disclose the extent to which your reserve replacement figures are
        based on discoveries, extensions, and improved recovery, as opposed to revisions
        of prior estimates, and sales and purchases of in-place proved reserves. We do
        not find your distinction between gross and net additions to be sufficiently
        meaningful. The schedule submitted with your response is not legible. We
        reissue prior comment 1.

Exhibit 99.1 Financial Statements

Note 27 – Generally Accepted Accounting Principles in the United States, page 30

(b) Interest Capitalization, page 31

3.   We have read the disclosure you have proposed in response to prior comment 3,
        regarding your policy for capitalizing interest costs. Please include details
        sufficient to understand how your U.S. GAAP policy compares to the
        requirements of SFAS 34. Please also identify the specific Canadian GAAP
        literature aligned with your debt-to-equity ratio approach. We reissue prior
        comment 3.

Exhibit 99.2 Management's Discussion and Analysis

Liquidity and Capital Resources, page 12

4.   We note your response to prior comment 4, concerning your non-GAAP measures
        labeled as "cash flow" and "cash flow from continuing operations." We
        understand that you propose to re-label the measure presently identified as "cash
        flow" with the alternate label of "cash flow before changes in non-cash working
        capital." However, this does not convey the point that changes to the working
        capital accounts which result from cash transactions are not reflected in your
        measure (e.g. collecting receivables, paying liabilities); while reflecting in your
        measure non-cash events, such as sales that have not been collected, and expenses
        that have not been paid. Further, you have not explained how you would remedy
        the problem with your labeling of the other non-GAAP measure, currently
        identified as "cash flow from continuing operations" on page 12. We reissue
        prior comment 4.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

      Sincerely,

      Karl Hiller
      Branch Chief